STAR BULK CARRIERS CORP.
40 Agiou Konstantinou Str., Maroussi
Athens, Greece

November 8, 2013
BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Star Bulk Carriers Corp. Registration Statement on Form F-3 (No. 333-191135)

  Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on Form F-3 on September 13, 2013, as amended, be accelerated so that it will be made effective at 10:00 a.m. Eastern Time on November 12, 2013, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy or accuracy of the disclosure in the filing; and (iii) the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Yours truly,

STAR BULK CARRIERS CORP.

By:	/s/ Spyros Capralos
Name: Spyros Capralos
Title: Chief Executive Officer

SK 25767 0001 1391164 v2